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                              June 27, 2023

       William Wei Huang
       Chief Executive Officer
       GDS Holdings Ltd
       F4/F5, Building C, Sunland International
       No. 999 Zhouhai Road
       Pudong, Shanghai 200137

                                                        Re: GDS Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 4, 2023
                                                            File No. 001-37925

       Dear William Wei Huang:

              We have reviewed your May 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless noted otherwise, our references to prior comments are to comments in our
       May 11, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Conventions That Apply to This Annual Report on Form 20-F, page 1

   1. Please revise here in future filings to define the terms "contracting customer" and "end user customer" (or
"customer") as indicated in your response to prior comment 7.
       Item 3.D Risk Factors
       Our net revenue is highly dependent on a limited number of customers..., page 28

   2.                                                   We note your response
to prior comment 7. Please tell us how you considered
                                                        whether the loss of any
significant contracting customers may impact your financial
                                                        condition and results
of operations. Explain why you have not addressed the
                                                        concentration of
revenue from such customers in your risk factors or revise as necessary.
 William Wei Huang
GDS Holdings Ltd
June 27, 2023
Page 2
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 223

3.       As noted in your response to prior comment 6, Item 16I(b) of Form 20-F
states:    Also,
         any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities. Additionally, page 15 of
         our Release No. 34-93701,    Holding Foreign Companies Accountable Act
Disclosure,
         clarifies that a registrant should    look through a VIE or any
structure [emphasis added]
         that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating
         company or companies in the relevant jurisdiction.    As previously
requested, please
         provide us with the information required by Items 16I(b)(2) through
(b)(5) for all of your
         consolidated foreign operating entities in your supplemental response.
Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 25. Major Customers and Suppliers, page F-59

4. You refer to two customers on page 28 that generated 25.1% and 19.9% of total net revenue, respectively, during the year ended December 31, 2022. Please tell us how such customers are reflected in Note 25. In this regard, provide us with a breakdown of revenue from the two significant end-user customers and clarify how it is reflected within each contracting customer listed in Note 25. Also, in your response, provide us with the names of the two end-user customers referenced in your risk factor discussion and the names of the four contracting customers disclosed here. Lastly, please revise to include a separate quantified discussion regarding the revenues generated from the two significant end-user customers. We refer you to ASC 275-10-50-18.
       Please contact Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Megan Akst, Senior Staff Accountant, at
(202) 551-3407
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any other questions.



FirstName LastNameWilliam Wei Huang                             Sincerely,
Comapany NameGDS Holdings Ltd
                                                                Division of
Corporation Finance
June 27, 2023 Page 2                                            Office of
Technology
FirstName LastName